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SYNAPSE                                                 Synapse Group, Inc.
                                                        Four High Ridge Park
                                                        Stamford, CT  06905-1325
                                                        203/595-8255
                                                        Fax:  203/595-8247



                                      December 8, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Re:      Synapse Group, Inc.
         File S-1 filed July 26, 2000
         (Registration No. 333-42260)

Ladies and Gentlemen:

         In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Synapse Group, Inc. (the "Company") hereby withdraws its
                                            -------
Registration Statement on Form S-1 (Registration No. 333-42260) (the
                                    --------------------------
"Registration Statement") that was originally filed with the Securities and Exchange Commission on July 26, 2000. The Company is withdrawing the Registration Statement because it does not intend to conduct the offering of shares of Common Stock contemplated in the Registration Statement at this time. No shares of the Company's Common Stock have been issued or sold under the Registration Statement.

         If you have any questions with respect to this letter, please call either Robert Ajemian of the law firm of Hale and Dorr LLP at (617) 526-6430 or me at (203) 595-8255.

                                  Sincerely,

                                  SYNAPSE GROUP, INC.

                                  By: /s/ Michael R. Loeb
                                      -------------------
                                      Michael R. Loeb
                                      Chairman, President and Chief Executive
                                      Officer